Item 77(Q1)(a)


Federated World Investment Series, Inc.

Amendment #5
to the By-Laws

Effective August 25, 2003

Insert the following into Article IV, Officers, and renumber
Section 14 as Section 15:

Section 14. Chief Legal Officer. The Chief Legal Officer shall serve as Chief Legal Officer for the Corporation, solely for purposes of complying with the attorney conduct rules ("Attorney Conduct Rules") enacted by the Securities Exchange Commission pursuant to Section 307 of the Sarbanes-Oxley Act of 2002 (the "Act"). The
Chief Legal Officer shall have the authority to exercise all powers permitted to be exercised by a chief legal officer pursuant to Section 307 of the Act. The Chief
Legal Officer, in his sole discretion, may delegate his responsibilities as Chief Legal Officer under the Attorney Conduct Rules to another attorney or firm of attorneys.